August 17, 2001

Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen,

Our firm was previously the certifying accountants for United Management, Inc. (the "Company") and reported on the financial statements of the Company for the period ended June 30, 2000.

Effective August 2001, our appointment as principal accountants was terminated. We have read the Company's statements included under item 4 of its Form 8-K dated August 17, 2001, and we agree with such statements, except that we have no personal knowledge of facts that would allow us to agree with the Company's statement that the change was approved by the Board of Directors or that Morgan and Company, Chartered Accountants was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Sincerely,

/s/ Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.